FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: (i) A press release dated April 22, 2002 announcing the sale of Rhodia's interest in Teris SA and Teris LLC to Sita.

(ii) A press release dated April 22, 2002 announcing the timing for the first quarter earnings release and conference call.

W

Rhodia

PRESS RELEASE

WITH THE SALE OF ITS INTEREST IN TERIS SA AND TERIS LLC TO SITA, RHODIA PURSUES ITS STRATEGY OF FOCUSING ON ITS CORE BUSINESSES

Paris, April 22, 2002 – In a press release published today and co-signed by Sita, the waste services division of Suez, Rhodia has announced its decision to sell its interest in Teris SA and Teris LLC to Sita. Teris SA and Teris LLC are jointly owned subsidiaries specializing in hazardous waste processing, respectively in Europe and the United States. The transaction will be effective on July 1st, 2002.

This move is part of Rhodia's overall plan to divest non strategic assets that was announced at its annual results on January 29. The entire divestment program should reduce the Group indebtedness by €500 million as of 2002.

This divestment is consistent with Rhodia's commitment to divest assets which can be valued, without destroying shareholder value, and which do not fit into Rhodia's business model based on the cross-fertilization of technologies and high added-value solutions to its customers. In the case of Teris SA and Teris LLC, the combination of Rhodia's different technologies with the treatment of hazardous industrial waste is marginal and the market synergies with the other activities of the Group are low

After the letter of intent signed in March earlier this year with Raisio providing the sale of all Group assets in latex for paper applications, this withdrawal from the hazardous industrial waste business constitutes a new major step both in the pursuit of Rhodia's divestiture plan of non core assets and in the drive to reduce the indebtedness.

Rhodia *is one of the world's leaders in specialty chemicals providing products and services to the automotive, health care, fragrance, apparel, electronics, personal care and environmental markets. Rhodia generated net sales of €7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Contacts

Press Relations
Jean-Christophe Huertas Tel: 33-1 55 38 42 51
Lucia Dumas Tel: 33-1 55 38 45 48

Investor Relations
Angélina Palus Tel: 33-1 55 38 42 99
Sylvie Marchal Tel: 33-1 55 38 41 79

Rhodia

Information

The 2002, 1st Quarter results will be published on Monday 29th of April, 2002

A conference call will take place on : April 29th at 3.30 p.m. (Paris time)

Pierre PROT
Senior Vice-President and CFO
will comment these results

To participate, please call :

European dial in number : +44 (0) 20 8240 8244
USA dial in number : +1 415 217 0050

Password : Rhodia – Pierre Prot

Instant number replay to call (for 4 days)
European dial in number : 44 (0) 20 8288 4459 – Access Code : 615312
US dial in number : 1 703 736 7336 – Access Code : 615312

Marie-Christine AULAGNON
Director of Financial Communication
E :mail address : fi.com@eu.rhodia.com

22/04/2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2002

RHODIA

By: ____________________

Name: Pierre PROT

Title: Chief Financial Officer